Exhibit 99.1

RADA Raises $3 Million from The Phoenix Insurance
Company and DBSI

NETANYA, Israel, Nov 10th, 2016 -- RADA Electronic Industries Ltd. (Nasdaq: RADA) announced today the raise of $2 million in a directed registered offering of 1,904,762 Ordinary Shares at a price per share of $1.05 to one of Israel’s largest insurance companies and its affiliate, Shotfut-Menayot-Israel-HaPhoenix Amitim Ltd. The offering price represents a 6.25% discount to RADA’s closing price on November 9, 2016 and is expected to close on or about November 15, 2016, subject to customary closing conditions including, but not limited to, the receipt of all necessary regulatory approvals.

In addition, DBSI Investments Ltd., RADA’s controlling shareholder, invested an additional $1 million in RADA through the exercise of 2,127,660 warrants.

RADA intends to use the net proceeds for working capital and for other general corporate purposes.

The ordinary shares (but not the ordinary shares underlying the warrants) will be offered and sold by the Company pursuant to an effective shelf registration statement on Form F-3, which was filed with the Securities and Exchange Commission (the “SEC”) on July 22, 2016 and subsequently declared effective on August 1, 2016 (File No. 333-212643) (the “Registration Statement”), and the base prospectus contained therein. The Company will file a prospectus supplement with the SEC in connection with the sale of the shares. Copies of the prospectus supplement, together with the accompanying prospectus, when available, can be obtained at the SEC’s website at http://www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein. There shall not be any offer, solicitation of an offer to buy, or sale of securities in any state or jurisdiction in which such an offering, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sales of Tactical Land Radars for Force and Border Protection, Inertial Navigation Systems for air and land applications, and Avionics Systems and Upgrades.

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Company Contact:
Shiri Lazarovich (CFO)
Tel: +972-9-892-1111
mrkt@rada.com